Summary of Issues and Related Request Raised to Tecumseh's Board
of Directors on April 23, 2015

The following represents an enumerated list that speaks to what
Marcus Hudson views as the ineffectiveness and poor decision making of this
Board (for clarity, some points have been simplified from the initial electronic communication to the Board.
None of the edits made represent a material change to the message conveyed to the Board) as well as several request made to the Board to address these issues:

1. Effectively disregarding of a substantial August
2013 offer for India's Hyderabad site.  Internally, belief by the executive management team was that the offer would likely have yielded $30 million dollars in net cash.

2. Disregarding of what appeared to be a legitimate
offer for the Company's Brazilian operation in July 2014.  On a net basis, this sale could have generated $40 million in cash, almost 80% of the current market value of the Company.

3. Delisting the Brazilian foundry after less than
two months of being formally on the market.  The delisting was done ostensibly to drive down the value of the stock which was viewed by the Board to be significantly overvalued at that time (the stock's value at that time was roughly $9 / share).

4. Hiring of a Chief Restructuring
Officer with a questionable financial past, something the Board did not realize until after he was offered a position, and who lacked any industry or substantive international experience.

5. The Company spent almost a year trying to "make"
Mexico a strategy despite prima facie evidence and advice that such a strategy was essentially linked to currency, prohibitive in cost and would not contribute to shareholder value creation given the nature of the Tecumseh business and its markets.  The strategy was apparently abandoned given the devaluation of the Real; i.e., the Company's strategy essentially was currency.

6. Continuing to populate the leadership of the
organization with individuals with a lack of practical HVAC experience but with ties to current Board members.

7. The lack of experience has led to approval of a
product lineup and new product development that, based on a straightforward competitive analysis with relevant data, is highly unlikely to drive incremental volume or margin.  It is
clear that there is a fundamental misunderstanding of what drives competitiveness in the HVAC market at the highest levels in the Company.

8. Tecumseh has no clear strategy for rotary,
scroll, linear, or any other non-reciprocating compressor despite the fact that a substantial portion of the market is trending that way.  The Company lacks the raw engineering manpower and dollars to develop such products.

9. Failing to direct appropriate resources to
upgrade Tecumseh's ability to manufacture and hold tolerances.  This is a root issue for the Company and is largely why the Company cannot meet the weight and alternative material usage, and hence cost, of many of its competitors.  A perfect example of this is the TA2, AE2, AK2 (which is a five year old design and was only pursued given the failure to be able to stretch AE2), and AJ2 all of which are significantly heavier than their SECOP and Embraco counterparts over the relevant operating ranges and, in most cases, do not meet the efficiency competitiveness.  Additionally, both SECOP and
Embraco are launching a slew of new products and making major manufacturing upgrades for both reciprocating and non-reciprocating products.  This will likely put Tecumseh further behind its competition.

10. Awarded dilutive options to its top 4 executives
despite clear underperformance of the Company or creation of a functional restructuring plan.

11.
The unconscionable pursuit of a debt strategy.  The Company would likely not get enough to fund meaningful change in the business.  Given
the product predicament and manufacturing upgrades needed and the related execution risks this appears to be gambling shareholder equity.

12. Apparent dismissal of an equity offer which was
55% above both the 90 day and 180 day averages. Given that this represents a baseline and other companies are interested in purchasing Tecumseh, not beginning a process is beyond unreasonable.

13. Having regional suitors do plant visits in
France suggest you are looking at selling the Company piece meal.  Though this is not the worst of ideas, this should be done as part of a process or the execution risk, in my opinion, is too high

14. The alleged potential attempt by Douglas Suliman
to gain control of the Company prior to his official appointment but while under a confidentiality agreement via negotiations with a major shareholder.  I have spoken extensively with said shareholder and a former
Tecumseh Director and believe these accusations to be true.  How this did not come under formal review by the Audit Committee, and the entire Board for that matter, is beyond me.

15. Purchasing of shares by two directors after
receipt of, what any reasonable investor would assume to be, a letter of intent from a well-financed institution.  To think that this offer, or even knowledge that the Company was approached by a well-financed institution with genuine interest in acquiring the Company, would not have swayed investor sentiment is beyond unreasonable.  As such, to suggest that this did not represent material inside information is also unreasonable.

16. Potentially turning a blind eye to distribution
of product into Iran and not disclosing such distributions and the potential risk to investors

The latter three items are of particular concern and require immediate action given that they speak to ethical behavior.  As such, I am requesting:

a. With regards to Item 14, the audit committee
conduct an investigation using an independent investigator: this is the only way to dispel this allegation.  This investigation should include interviews with all parties involved, including the shareholder in question, the former Director who initially raised the allegation, the former CEO, yourself, and Mrs. Stephanie Boyse.  I find the assertion, which you communicated to Jim Connor in May of 2014, of your belief that the former "...was just mad" an unsatisfactory reason as to not take the allegation seriously.  Nor do I find Mr. Suliman's denial of any wrongdoing a sufficient reason not to investigate.

b. With regards to Item 15, immediate removal from
the Board of Mr. Quain and Mr. Karp as well as Mr. Karp offering his letter of resignation as CEO or a viable explanation as to how this does not constitute improper trading.  From my perspective, this area is not grey, especially in the case of Mr. Karp who purchased his shares nearly a week after being notified of a pending offer.

c. Tecumseh immediately release to the public any
inquiries made to the Company by any of the following agencies: The Office of
Foreign Asset Control (OFAC), the Securities & Exchange Commission (SEC),
or the US Immigration and Customs Enforcement (ICE) or positive confirmation that such inquiries do not exist